FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HOUSEHOLD ACQUISITION: SECOND SUPPLEMENTARY LISTING PARTICULARS

HSBC has today published Second Supplementary Listing Particulars in connection with its proposed acquisition of Household International, Inc. ("Household"). The Second Supplementary Listing Particulars contain:

(i) The Household Annual Report for the year ended 31 December 2002 which was published and filed on Form 10-K with the SEC on 25 March 2003; and

(ii) an unaudited restatement of Household's income statement and balance sheet to conform to HSBC's UK GAAP basis of presentation and a report from KPMG Audit Plc regarding the reconciliations.

Copies of the Second Supplementary Listing Particulars have been submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA Document Viewing Facility at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

The Second Supplementary Listing Particulars are also available on www.hsbc.com.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: March 27, 2003